UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F  ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐  No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐  No ⌧

Televisa and Univision Have Received All Required
Regulatory Approvals for the Merger of their Media,
Content and Production Assets

NEW YORK, MIAMI AND MEXICO CITY – January 24, 2022 – Grupo Televisa, S.A.B. (“Televisa”), and Univision Holdings, Inc. (together with its wholly owned subsidiary, Univision Communications Inc., “Univision”), today announced that U.S. regulatory approvals sought in connection with the proposed merger of Televisa’s media, content and production assets with Univision have been granted. All required regulatory approvals for the transaction have now been received.

The combination will create the world’s leading Spanish-language media and content company.

Disclaimer
This press release contains forward-looking statements regarding the Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in Televisa’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Televisa undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

About Univision Communications Inc.
As the leading Spanish-language content and media company in the U.S., Univision Communications Inc. entertains, informs and empowers U.S. Hispanics with news, sports and entertainment content across broadcast and cable television, audio and digital platforms. The company’s top-rated media portfolio includes the Univision and UniMás broadcast networks, as well as 10 cable networks including Galavisión and TUDN, the No. 1 Spanish-language sports network in the country. Locally, Univision owns or operates 61 television stations in major Hispanic markets across the United States. Additionally, Uforia, the Home of Latin Music, encompasses 58 owned or operated radio stations, a live event series and a robust digital audio footprint. The company’s prominent digital assets include Univision.com, free AVOD streaming service PrendeTV, Univision Now, the largest Hispanic influencer network and several top-rated apps. For more information, visit corporate.univision .com

Media and Investor Contacts

Televisa
Investor Contacts
Rodrigo Villanueva / Santiago Casado
(52 55) 5261 2445 / (52 55) 5261 2438
rvillanuevab@televisa.com.mx / scasado@televisa.com.mx

Media Contacts
Rubén Acosta / Teresa Villa
(52 55) 5224-6420 / (52 55) 4438-1205
racostamo@televisa.com.mx / atvillas@televisa.com.mx

Univision
Investor Contact
Bob Entwistle
1(201) 287-4304
rentwistle@univision.net

Media Contacts
Maria Areco
1(305) 7024-7043 / 1 (786) 930 1015
mareco@univision.net

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: January 24, 2022	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel